C/M

PROCESSED

JUL 17 2008

THOMSON REUTERS

08031359

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 30 2008
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007

A. REGISTRAT IDENTIFICATION

NAME OF BROKER-DEALER — OFFICIAL USE ONLY

EMERALD INVESTMENTS, INC. — FIRM I.D. NUMBER

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
Broad Financial Center, 33 White Hall Street, 17th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plunkett — 212/554/2270
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper Politziner & Mattia, P.C.
(Name-if individual, state last, first, middle name)

6 East 43rd Street, 24th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

*Claims for exemption from the requirement that the annual report he covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(c) (2)

OATH OR AFFIRMATION

I, John Plunkett, swear, (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerald Investments, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account solely as that of a customer, except as follows:

SWORN TO BEFORE ME THIS
27th DAY OF June 2008
NOTARY PUBLIC

MUKHATIYAR ANIL M
NOTARY PUBLIC, State of New York
No. 01-MU4985497
Qualified in Kings County
Commission Expires Aug. 19, 2009

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [x] (j) A reconciliation, including appropriate explanation of the Computation of net Capital Under Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and un-audited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(c) (3).

EMERALD INVESTMENTS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

EDISON, NEW JERSEY
(732) 287-1000

BRIDGEWATER, NEW JERSEY
(908) 218-5002

PRINCETON, NEW JERSEY
(609) 897-0200

HACKENSACK, NEW JERSEY
(201) 678-1400

WALL, NEW JERSEY
(732) 919-1400

6 EAST 43RD STREET
NEW YORK, NY 10017

(212) 682-1600

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Emerald Investments, Inc.

We have audited the accompanying balance sheet of Emerald Investments, Inc. at December 31, 2007, and the related statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerald Investments, Inc., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia, P.C.

June 25, 2008
New York, New York

EMERALD INVESTMENTS, INC.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets	
Cash	$ 35,166
Due from broker	46,285
Total Current Assets	81,451
Property and equipment, net	9,210
Security deposits	50,244
	$ 140,905

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 7,639
Accrued expenses and other current liabilities	51,221
Total Current Liabilities	58,860
Commitments	
Stockholders' Equity	
Preferred convertible stock, $0.001 par value, 1,000,000 shares authorized, no shares issued and outstanding	-
Common stock, $0.001 par value, 1,000,000 shares authorized, 1,040 shares issued and outstanding	1
Additional paid-in-capital	411,499
Accumulated deficit	(329,455)
Total Stockholders' Equity	82,045
	$ 140,905

See notes to financial statements.

EMERALD INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenue	
Commissions	$ 1,140,488
Fee income	609,110
Total Income	1,749,598
Operating Expenses	
Compensation and related expenses	1,135,848
Occupancy	196,245
Professional fees	51,959
Office expenses	488,064
Depreciation and amortization	417
Total Operating Expenses	1,872,533
Loss from operations	(122,935)
Other Income (Expense)	
Interest income	11,275
Unrealized P&L-error account	7,578
Other expense	500
	19,353
Loss before provision for taxes	(103,582)
Provision for income taxes	(400)
NET LOSS	$ (103,982)

See notes to financial statements.

EMERALD INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Stockholders' Equity
Balance, December 31, 2006	-	$ -	1,000	$ 1	$ 183,499	$ (225,473)	$ (41,973)
Contributions	-	-	40	-	228,000	-	228,000
Net loss	-	-	-	-	-	(103,982)	(103,982)
BALANCE, DECEMBER 31, 2007	-	$ -	1,040	$ 1	$ 411,499	$ (329,455)	$ 82,045

See notes to financial statements.

EMERALD INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities	
Net loss	$ (103,982)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	417
(Increase) decrease in:	
Accounts receivable	90,000
Due from broker	7,943
Prepaid expenses and other current assets	9,748
Increase (decrease) in:	
Accounts payable	7,639
Accrued expenses and other current liabilities	(145,807)
Net Cash Used in Operating Activities	(134,042)
Cash Flows From Investing Activities	
Payments for purchases of property and equipment	(8,548)
Security deposits	(50,244)
Net Cash Used in Investing Activities	(58,792)
Cash Flows From Financing Activities	
Stockholders' contributions	228,000
Net change in cash	35,166
Cash - beginning of year	-
Cash - end of year	$ 35,166

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:	
Income taxes	$ 400

See notes to financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Emerald Investments, Inc. ("The Company") was incorporated under the laws of the state of New York on December 22, 2005. The Company is engaged primarily in brokerage and investment banking services, acts as an introducing broker, and hence is registered under the rules of the Securities and Exchange Act of 1934. The Company became a member of the NASD, now known as FINRA, on July 1, 2006.

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii).

Revenue Recognition

Securities transactions and related revenues are recorded in the financial statements on a settlement date basis. However, all transactions are reviewed and adjusted on a trade date basis for significant amounts. Revenues are mainly generated from commissions and fees. Commission income is transactional driven and are fixed fees, paid by introducing broker dealers operating, under contract, as agents of the Company. Fee income is primarily generated from contracted private placements which amounted to approximately $500,000 for the year ended December 31, 2007.

Property and Equipment

Property and Equipment are recorded at cost and depreciation is computed using the straight line-method over the estimated useful lives of the equipment, which range from five to seven years. Repairs and maintenance are expensed as incurred; major improvements and betterments are capitalized.

Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. ("SFAS 109") SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains its cash balances in accounts that may exceed federally insured limits. The Company's cash balances are held by highly rated and well-recognized financial institutions. At December 31, 2007 there were no amounts held in accounts which exceed federal insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DUE FROM BROKER

Emerald Investments, Inc. as an introducing broker has contracted with a securities services firm that provides technology based processing for the execution clearing custody and settlement of stock transactions. The firm is a member of the Financial Industry Regulatory Authority and is secured by the Securities Investor Protection Corporation. Income earned by Emerald Investments, Inc. is paid by the securities services firm at the end of the month following the transaction month. Amounts due Emerald Investments, Inc. as of the year ended December 31, 2007 amount to $46,285.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31, 2007:

Furniture, fixtures and equipment	$	8,548
Computer equipment and software		1,233
		9,781
Less: Accumulated depreciation and amortization		571
Property and equipment, net	$	9,210

Depreciation and amortization expense for the year ended December 31, 2007 was $417.

NOTE 4 - ACCRUED LIABILITIES

Accrued expenses and other current liabilities consist of the following at December 31, 2007:

Accrued commissions payable	$	20,148
Accrued payroll		2,957
Due to American Express		1,716
Accrued audit expenses		26,000
Accrued taxes		400
Accrued expenses and other current liabilities	$	51,221

NOTE 5 - INCOME TAXES

At December 31, 2007, the Company had tax net operating loss carryforwards available to reduce future taxable income for federal and certain state income tax purposes of approximately $300,000. The carryforwards expire in varying amounts through 2027. A full valuation allowance has been established for these net operating loss carryforwards as of December 31, 2007.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital. As defined, minimum net capital is the lesser of $5,000 or 6 2/3% of aggregate indebtedness. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2007, the Company had net capital of $22,466, which was above the amount required. The Company's ratio of aggregate indebtedness to net capital was not applicable at December 31, 2007 as the Company had no indebtedness.

NOTE 7 - OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 8 - COMMITMENTS

Leases

The Company leases office space for its corporate headquarters and operations in the New York City metropolitan area under non-cancelable operating leases through April 2011. Total rent expense for the year ended December 31, 2007 was $196,245.

Minimum annual payments under this lease is as follows:

Years Ending December 31,	
2008	$ 200,976
2009	200,976
2010	200,976
2011	83,740
	$ 686,668

SUPPLEMENTARY INFORMATION

EMERALD INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007

Net Capital		
Total stockholders' equity	$	82,045
Deductions and/or charges		
Non-allowable assets		(59,454)
Net capital before haircuts on securities positions		22,591
Haircuts on securities positions		125
Net Capital	$	22,466
Aggregate Indebtedness		
Items included in the balance sheet		
Accounts payable and accrued liabilities	$	58,860
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	3,924
Ratio: Aggregate indebtedness to net capital		2:1
Reconciliation		
Net capital per Focus IIA filed at December 31, 2007	$	48,402
Decrease in accrued expense and other liabilities		(25,936)
Miscellaneous		125
Audited Net Capital Computation at December 31, 2007		22,466

See independent auditors' report.

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

EDISON, NEW JERSEY
(732) 287-1000

BRIDGEWATER, NEW JERSEY
(908) 218-5002

PRINCETON, NEW JERSEY
(609) 897-0200

HACKENSACK, NEW JERSEY
(201) 678-1400

WALL, NEW JERSEY
(732) 919-1400

6 EAST 43RD STREET
NEW YORK, NY 10017

(212) 682-1600

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Emerald Investments, Inc.

In planning and performing our audit of the financial statements of Emerald Investments, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Amper, Politziner & Mattia, P.C.

New York, New York
June 25, 2008

END